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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

NEW CENTURY FINANCIAL CORPORATION
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
6435EV108
(CUSIP Number)
Greenlight Capital, L.L.C.
140 East 45th Street, Floor 24
New York, New York 10017
Tel. No.: (212) 973-1900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
-with copies to-

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

March 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	6435EV108

1	NAMES OF REPORTING PERSONS: Greenlight Capital, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3886851

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,494,700

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,494,700

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,494,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	6435EV108

1	NAMES OF REPORTING PERSONS: David Einhorn

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		3,494,700

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,494,700

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,494,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 7 TO SCHEDULE 13D
     This Amendment No. 7 to Schedule 13D (this “Amendment”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC” or “Greenlight”) and Mr. David Einhorn, principal of Greenlight LLC (the “Principal” and together with Greenlight, the “Reporting Persons”), relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of New Century Financial Corporation, a Maryland corporation (“New Century” or the “Issuer”). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2002, as amended by Amendment No. 1 filed with the Commission on March 18, 2003, as further amended by Amendment No. 2 filed with the Commission on April 20, 2004, as further amended by Amendment No. 3 filed with the Commission on April 28, 2005, as further amended by Amendment No. 4 filed with the Commission on February 17, 2006, as further amended by Amendment No. 5 filed with the Commission on March 15, 2006, as further amended by Amendment No. 6 filed with the Commission on March 24, 2006 (the “Schedule 13D”).
     This Amendment relates to shares of Common Stock owned by (a) Greenlight Capital, L.P., a Delaware limited partnership of which Greenlight LLC is the general partner (“Greenlight Fund”), and (b) Greenlight Capital Qualified, L.P., a Delaware limited partnership of which Greenlight LLC is the general partner (“Greenlight Qualified”, together with Greenlight Fund, the “Greenlight Entities” and together with the Reporting Persons, the “Greenlight Parties”).
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated as follows:
          (a) This statement is filed by Greenlight Capital, L.L.C. and Mr. David Einhorn.
          (b) The business address of each of the Reporting Persons is 140 East 45th Street, Floor 24, New York, NY 10017.
          (c) Greenlight provides investment management services to private individuals and institutions. The principal occupation of Mr. Einhorn is investment management.
          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
          (f) Greenlight is a Delaware limited liability company. Mr. Einhorn is a United States citizen.

Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following:
     In a letter sent by David Einhorn to the Board of Directors of New Century on March 7, 2007, Mr. Einhorn resigned as a director of New Century effective as of 7:00 p.m. EST on March 7, 2007.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) As of March 8, 2007, the Principal and Greenlight LLC may be deemed to beneficially own an aggregate of 3,494,700 shares of Common Stock, which represents 6.3% of New Century’s outstanding Common Stock. The above percentage is based on the 55,470,607 shares of Common Stock stated to be outstanding in New Century’s most recent Form 10-Q filed with the Commission on November 9, 2006.
     (b) By virtue of being the general partner of Greenlight Fund and Greenlight Qualified, Greenlight LLC has sole voting and dispositive power over 3,494,700 shares of Common Stock. As Senior Managing Member of the Greenlight Entities, the Principal may be deemed to have sole voting and dispositive power over 3,494,700 shares of Common Stock.
     The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any of the 3,494,700 shares of Common Stock owned by Greenlight Fund or Greenlight Qualified.
     (c) The Greenlight Parties did not effect any transactions with regard to Common Stock of the Issuer during the past sixty days.
     (d) Not Applicable.
     (e) Not Applicable.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 8, 2007

GREENLIGHT CAPITAL, L.L.C.

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

/s/ DANIEL ROITMAN

Daniel Roitman, on behalf of David Einhorn
     The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.